EXHIBIT 13

November 9, 1994


To our shareholders:


     This letter and the accompanying financial statements serve as the third quarter 1994 quarterly report. Yesterday, your board of directors took bold action for the long-term benefit of you, our shareholders. I wanted to inform you promptly of their actions so this letter, instead of the normal printed report, is being sent with your dividend check a few days earlier than usual. If you are a participant in the Dividend Reinvestment and Common Stock Purchase Plan, your statement will be mailed separately by the end of the month.
     As you are all well aware, the value of your investment in Central Vermont has dropped considerably in the past year, as have values in the rest of the industry. I am as concerned as you over this situation, and I want to share the plan CV has to revitalize our stock price as well as to position the company for success into the next century.
     In previous reports, we've discussed the reasons for the recent decline in stock prices throughout our industry. The uncertainties associated with increasing competition and the market's realization of the changes it brings about, the slow-growth economy, and the continuing restraints of operating as a regulated industry in an increasingly competitive world have all contributed to the current situation. You may also have already heard or read of the decisions our board of directors made that will help CV meet the challenges we now face. To help you better understand the decisions, I want to share some background and our thinking on the issues.
     We've already taken many steps toward streamlining our operations to be more competitive: we expect to fully realize the targeted $20 million cuts from our operating budget by the end of 1995. This includes eliminating 105 employee positions, negotiating changes to our purchased power contracts and trimming our spending for demand-side management programs.

Board of Directors Announces New Corporate Strategy
     The electric utility industry is in a process of change which dictates a need for financial flexibility in the face of the developing competitive marketplace. To meet the dictates of change, our board of directors has announced a new corporate strategy. This strategy includes:
  * A dividend targeted at approximately 60 percent of sustainable earnings. In light of the new policy, it is anticipated that the current annual dividend of $1.42 will be reduced 44 percent to $.80 effective with the first quarter dividend declaration in 1995. The dividend payment level will be reviewed regularly in light of capital needs, projected earnings levels and other relevant factors.
  * A common stock repurchase program. The company's directors have authorized the purchase of up to 2 million shares of its outstanding common stock in open market transactions.
  * A new strategic plan to provide earnings growth and cost stability.
  * A further reduction in corporate spending to ensure that only projects and activities critical to reliable, cost-effective operations are funded.

These actions are part of a plan to both control costs and rates, and assure the company's growth and profitability into the next century in a more competitive, price sensitive environment.
These moves will allow us to retain more capital in the business, provide increased financial flexibility and assure our ability to take advantage of opportunities for growth.

Actions Critical to Future of CV
     We are keenly aware of the impact of these actions on shareholders who rely on the dividend for part of their income. However, taking these actions is critical to the future of the company. The realities of the evolving energy environment will mean that our earnings do not have the same degree of stability and predictability they had in the past. In the future, more of the company's total return to shareholders will come from increases in the dividend and stock price and less from the dividend yield. These actions, driven by the need to be more competitive, will result in a yield that is more reflective of a growth stock, rather than the traditional high yield utility.
     We look to successfully implementing our new strategic plan to provide the earnings growth necessary to support dividend increases over the coming years. The plan focuses on protecting and expanding the core business through marketing new environmentally sensitive, electric technologies; promoting customer growth through economic development; and expanding the existing unregulated businesses: Catamount Energy Corp., which concentrates in the independent power industry and SmartEnergy Services Inc., which markets energy-efficient products and services. Both companies operate throughout the U.S. and Canada. CV is also actively looking for new business opportunities that complement our existing business mix.

New Dividend Level Appropriate to Competitive Era
     In 1993 CV paid shareholders dividends equal to 87 percent of earnings, a level fairly typical across the industry.
However, we believe the new dividend payout target of 60 percent is an appropriate response to the new industry environment. It will allow us to conserve cash to meet unexpected contingencies and to finance new opportunities while relying less on outside financing. We expect the dividend to grow over time as earnings grow. Fewer shares outstanding means that the same level of earnings provides higher earnings per share and that less cash is required for common stock dividends.
     We expect to purchase up to 2 million shares of common stock. Financing for these purchases will be primarily from internally generated funds. This option will also provide the company with an additional tool for managing its capital structure.

Seek Headquarters Project Delay
     We want to ensure that only projects critical to our operations are funded. In light of this, we are deferring some planned expenditures. Working with our partners, we are presently seeking a delay in building the proposed new headquarters building to allow a thorough reevaluation of the project. This move to conserve capital and resources, in combination with our other actions, will help give Central Vermont a more flexible financial position in the future. Achieving that, we'll be able to put more money back into the business and be capable of investing in new business opportunities which will create earnings growth.

Disappointing Rate Decision Still Gives Reason for Optimism
     In October, we received the decision of the Vermont Public Service Board on our request for a general rate increase. They granted us a 4.27 percent increase in our base retail rates rather than the 8,9 percent we requested and dropped our allowed return on common equity to 10 percent. This return is after deducting a .75 percent penalty for "mismanagement of power supply options" and "failed efforts to acquire all cost-effective energy-efficiency resources."
     Although we were very disappointed in the rate decision and disagree with the regulators on the statements quoted above, we were pleased that the order recognized that we are in a period of change requiring the company to operate as a more competitive energy services provider. Citing these changes, the Public Service Board in the rate order proposed a cooperative effort to address restructuring and regulatory reform. We welcome this offer of joint problem solving with our regulators and are anxious to begin discussions.

Confidence in Future
     Although the reduction of the dividend is not pleasant news to bring to you, I am confident that our strategic plan heads us in the direction that will enhance the value of our common stock in the long run and enable your company to grow profitably into the next century. Our employees -- most of whom are shareholders
- -- are working together to make it happen.

Sincerely,

Thomas C. Webb
President and CEO








                    CENTRAL VERMONT PUBLIC SERVICE CORPORATION
                    Condensed Consolidated Statement of Income
                 (Dollars in thousands, except per share amounts)
                                   (Unaudited)


                           Three Months             Nine Months
       Twelve Months
                             Ended                    Ended
         Ended
                           September 30             September 30
       September 30
                          1994        1993         1994      1993
      1994       1993
Operating Revenues       $59,027     $60,994     $200,596  $203,288
  $276,698   $282,225

Operating Expenses
  Purchased power         35,324      37,678      108,701   108,436
   146,848    145,889
  Other operation
   and maintenance        20,088      19,135       59,533    57,393
    81,003     81,693
  Depreciation             4,139       3,898       12,305    11,405
    16,301     15,039
  Taxes on income           (892)       (396)       5,769     8,268
     9,998     12,633
                         --------    --------   --------   --------
    ------   --------
    Total operating
      expenses            58,659      60,315     186,308   185,502
   254,150     255,254
                        --------   ---------    -------- ---------
 -----------  --------
Operating Income             368         679      14,288    17,786
    22,548      26,971
Other Income, Net          1,482       1,458       2,963     3,358
     4,080       3,420
Benefit (Provision)
  for Income Taxes          (159)       (154)        161      (231)
      116        (340)
                         ---------    --------   --------
- --------- -----------  --------
Total Operating and
  Other Income             1,691       1,983      17,412    20,913
    26,744      30,051
Net Interest Expense       2,482       2,337       7,598     7,359
     9,192      10,290
                        ---------    --------   ---------  --------
 ---------   --------
Net Income (Loss)           (791)       (354)      9,814    13,554
    17,552      19,761

Preferred Stock
  Dividend Requirements      507         664       1,631     1,995
     2,294       2,658
                         --------   --------   ---------
- ---------   ---------  --------
Earnings (Losses)Available
  for Common Stock       ($1,298)    ($1,018)     $8,183   $11,559
   $15,258     $17,103
                         --------   ---------   --------  --------
  ---------   --------
Average shares of common
    stock outstanding 11,779,744  11,428,724  11,699,969
11,337,873 11,653,937 11,285,700

Earnings (Losses) Per Share
  of Common Stock         ($0.11)     ($0.09)      $0.70
$1.02      $1.31      $1.52

Dividends Per Share of
  Common Stock            $0.355      $0.355      $1.065
$1.065      $1.42    $1.4125












                              Condensed Consolidated Balance Sheet
                                     (Dollars in thousands)



September 30        December 31
                                                       1994
    1993       1993

(Unaudited)
ASSETS
Net utility plant                                     $321,560
 $317,856     $319,408
Investments in affiliates at equity                     27,025
   27,222       26,963
Non-utility investments                                 29,769
   27,551       30,123
Non-utility property, less accumulated depreciation      3,185
    3,232        3,203
Current assets                                          31,834
   33,633       44,118
Regulatory assets and other deferred charges            60,780
   49,908       56,335
                                                      --------
 --------     --------
     Total assets                                     $474,153
 $459,402     $480,150


CAPITALIZATION AND LIABILITIES
Capitalization
Common stock equity, 11,785,848 shares for 1994       $173,559
 $168,858     $173,836
Preferred and preference stock                          28,054
   35,054       35,054
Long-term debt                                         117,676
   79,423      122,419

     Total capitalization                              319,289
  283,335      331,309

Long-term lease arrangements                            20,737
   21,825       21,553

Current Liabilities
  Short-term debt                                        2,805
   15,200        1,356
  Current portion of long-term debt                      4,230
   19,350        4,850
  Other current liabilities                             40,838
   44,307       40,419

     Total current liabilities                          47,873
   78,857       46,625

Deferred Credits
  Deferred income taxes and investment tax credits      63,118
   53,997       60,813
  Yankee Atomic purchased power contract                 8,362
   10,281        9,768
  Environmental cleanup                                  4,900
    4,900        4,900
  Other deferred credits                                 9,874
    6,207        5,182

     Total deferred credits                             86,254
   75,385       80,663

     Total capitalization and liabilities             $474,153
 $459,402     $480,150
















                    Condensed Consolidated Statement of Cash Flows
                              (Dollars in thousands)
                                    (Unaudited)
                                                             Nine
Months Ended

September 30

1994     1993
Cash Flows Provided (Used) by
 Operating Activities
  Net income
$9,814  $13,554
  Adjustments to reconcile net income to net
   cash provided by operating activities
     Deferred revenues                                           -
    (4,682)
     Depreciation
12,305   11,405
     Deferred income taxes and investment tax credits
2,663    6,461
     Allowance for equity funds during construction
(72)     (44)
     Net deferral and amortization of nuclear refueling
      replacement energy and maintenance costs
4,431   (3,237)
     Change in working capital items
17,200   13,659
     Other, net
161      184

        Net cash provided by operating activities
46,502   37,300

 Investing Activities
  Increase in temporary investments
(3,726)  (1,394)
  Construction and plant expenditures
(15,189) (14,678)
  Conservation and load management expenditures
(4,574)  (4,380)
  Investments in affiliates
13      152
  Non-utility investments
354   (4,452)
  Other investments, net
(382)    (702)

        Net cash used in investing activities
(23,504) (25,454)

 Financing Activities
  Sale of common stock
3,988    6,340
  Short-term debt, net
1,449   13,100
  Retirement of preferred stock
(7,000)    -
  Retirement of long-term debt
(5,362) (19,323)
  Common and preferred dividends paid
(14,731) (13,370)
  Other
(12)     (49)

        Net cash used in financing activities
(21,668) (13,302)

Net Increase (Decrease) in Cash
1,330   (1,456)
Cash at Beginning of Period
823    2,714

Cash at End of Period
$2,153   $1,258















EARNINGS AND OPERATING RESULTS

   For the quarter ended September 30, 1994, Central Vermont experienced a loss of 11 cents per share of common stock compared to a 9 cent loss in the same quarter in 1993. Due to the company's winter sales peak and higher winter rates, the company normally experiences losses in the second and third quarters when sales are lower and rates are reduced. For the nine and twelve month periods ended September 30, 1994, earnings were $.70 and $1.31, respectively, compared to $1.02 and $1.52 in the same periods in 1993.
   Operating revenues were nearly $2 million lower than in the third quarter 1993, reflecting the fact that in 1993 the company recorded approximately $1.3 million of revenues deferred from 1991. Purchased power costs decreased by $2.4 million, however, other expense increases partially offset these decreases. The result was a decline in earnings for common for the quarter of $300,000.
   Although the rate decision will have a positive impact on revenues in the fourth quarter 1994, the company anticipates other aspects of the order will result in a $2 million after-tax write-off for the period. Though showing some improvement during the past two quarters, retail sales have increased slightly less than 1 percent on a year-to-date basis.

DIVIDEND DECLARED

   On October 3, 1994, the board of directors declared a dividend of thirty- five and one-half cents ($.355) per share of common stock. The dividend is payable November 15, 1994 to shareholders of record at the close of business October 31, 1994. Your quarterly dividend check is enclosed unless you are a participant in the Dividend Reinvestment and Common Stock Purchase Plan, in which case your statement is enclosed. If you are a preferred stockholder, your dividend is payable January 1, April 1, July 1 and October 1 and your check will be sent at that time.



















                            SUMMARY STATISTICS
                               (Unaudited)

                       September 30     September 30

                           1994             1993
Common Stock Data:
 Closing stock price     $12 1/2          $23 1/2
 Range (12 months)   $12 1/8-23 3/4    $22 1/8-25 1/4
 Book value              $14.73           $14.73
 Shares outstanding   11,785,848        11,465,556
 Common shareholders    17,035            16,500

Capitalization Ratios:*
 Common equity           53.6%             55.8%
 Preferred stock          8.7              11.6
 Long-term debt          37.7              32.6
                        100.0%            100.0%

*Includes current maturities

- ----------------------------------------------------------------

Energy Sales: (MWH)**

                    Nine Months Ended September 30
                          % Change               % Change
                  1994   Prior Year      1993   Prior Year
Retail:
 Residential     720,149      .6        716,053     (.1)
 Commercial      639,449     1.7        628,655     2.2
 Industrial      287,974     (.3)       288,703    (5.5)
 Other             5,674      .6          5,640     (.4)

 Total Retail  1,653,246      .9      1,639,051     (.3)

Other Utilities:
 Firm             13,274   (75.5)        54,288   (16.0)
 Entitlement     597,176   (14.7)       699,985    (7.6)
 Other           569,362   172.2        209,204    (2.2)

Total Sales    2,833,058     8.9      2,602,528    (2.9)

**Includes energy from New York Power Authority